Exhibit 21.1

MAXTOR CORPORATION SUBSIDIARIES 2004-2005

FOREIGN SUBSIDIARIES:

Maxtor Disc Drives Pty. Limited	Australia
Maxtor Global Ltd.	Bermuda
Maxtor Technology (Suzhou) Co. Ltd.	China
Maxtor Europe S.àr.l	France
Maxtor GmbH	Germany
Maxtor (Gibraltar) Limited	Gibraltar
Maxtor Asia Pacific Limited	Hong Kong
Maxtor Ireland Limited	Ireland
Maxtor (Japan) Ltd.	Japan
Maxtor Korea Ltd.	Korea
Maxtor Luxembourg	Luxembourg
Maxtor Peripherals (S) Pte. Limited	Singapore
Maxtor International S.àr.l	Switzerland
Maxtor International Manufacturing S.àr.l	Switzerland
Maxtor Europe Limited	United Kingdom

DOMESTIC SUBSIDIARIES:

Maxtor Receivables LLC Old SDI Sub Maxtor Realty Corporation	Delaware California Delaware